Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. For the purposes of computing the ratio, earnings have been calculated by adding fixed charges to pre-tax income (loss) from continuing operations before capitalized interest and non-controlling interests. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred financing costs and the estimated portion of rent expense that represents interest (based on the portion of the fees allocated to us by our Adviser and Administrator, pursuant to the Advisory Agreement and Administration Agreement, respectively). The information below is presented on an unaudited basis.

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax net income (loss) from continuing operations	$473,488	$568,545	$(98,631)	$295,047	$900,692
Add: fixed charges	6,695,494	4,163,085	2,011,020	1,119,816	1,007,493
Total earnings	$7,168,982	$4,731,630	$1,912,389	$1,414,863	$1,908,185

Fixed charges:
Interest expensed and capitalized(1)	6,451,151	4,053,676	1,955,800	1,088,616	947,514
Amortization of deferred financing costs	241,302	106,806	53,286	30,024	59,472
Estimated interest component of rent expense	3,041	2,603	1,934	1,176	507
Total fixed charges	$6,695,494	$4,163,085	$2,011,020	$1,119,816	$1,007,493

Ratio of earnings to fixed charges(2)	1.1	1.1	N/A	1.3	1.9

(1)	Interest expensed includes dividends paid on our mandatorily-redeemable term preferred stock.

(2)	For the year ended December 31, 2014, earnings, as defined, were not sufficient to cover fixed charges by 98,631.